SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-39255

International General Insurance Holdings Ltd.

(Translation of Registrant’s name into English)

74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ☐

EXPLANATORY NOTE

International General Insurance Holdings Ltd. (“IGI” or the “Company”) is submitting this Form 6-K to amend its previously published financial information for the quarters and periods ended September 30, June 30 and March 31, 2020 as a result of further consideration of the statement issued by the Securities and Exchange Commission (“SEC”) on April 12, 2021, with respect to the accounting treatment for warrant instruments issued by Special Purpose Acquisition Companies (SPACs).

On April 12, 2021, the Acting Director of the Division of Corporation Finance and the Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). The SEC Staff Statement highlighted potential accounting implications of certain terms that are common in warrants issued in connection with the initial public offerings of SPACs. After considering the SEC Staff Statement, the Company reevaluated the accounting treatment of the public warrants and private warrants (the “Warrants”) issued in connection with the initial public offering of Tiberius Acquisition Corp. (“Tiberius”). The Warrants were recorded as equity instruments in the Company’s consolidated statement of financial position as a result of the business combination involving the Company and Tiberius which closed on March 17, 2020 (the “Business Combination”). Following dialogue with the staff of the SEC, the Company has determined that, given the circumstances of the transaction with Tiberius, the Warrants should have been recorded at fair value as liabilities in the Company’s consolidated statement of financial position, and not as equity.

Attached hereto is amended financial information for the periods and quarters ended September 30, June 30 and March 31, 2020 issued by International General Insurance Holdings Ltd.

Summary of the impact of the amendments on the consolidated statements of financial position, consolidated statement of income, per share data and financial ratios.

	Nine Months Ended September 30, 2020
(In millions of U.S. Dollars, except for percentages and per share data)	As previously reported	Adjustments	As amended

Consolidated statements of financial position
Equity:
Warrants	$12.2	$(12.2)	-
Share premium	$154.2	$3.0	$157.2
Retained earnings	$198.5	$(1.1)	$197.4
Total equity	$379.6	$(10.3)	$369.3

Liabilities:
Derivative financial liability	-	$10.3	$10.3
Total liabilities	$829.6	$10.3	$839.9

Consolidated statement of income
Change in fair value of derivative financial liability	-	$(1.1)	$(1.1)
Profit before tax	$21.8	$(1.1)	$20.7
Profit for the period	$20.7	$(1.1)	$19.6

Per share data and financial ratios
Basic and diluted earnings per share	$0.46	$(0.03)	$0.43
Book value per share	$8.36	$(0.23)	$8.13
Return on average shareholders’ equity	8.0%	(0.3)%	7.7%
Core operating return on average shareholders’ equity	11.6%	0.2%	11.8%

	Quarter Ended September 30, 2020
(In millions of U.S. Dollars, except for percentages and per share data)	As previously reported	Adjustments	As amended

Consolidated statement of income
Change in fair value of derivative financial liability	-	$(4.4)	$(4.4)
Profit before tax	$10.2	$(4.4)	$5.8
Profit for the period	$9.5	$(4.4)	$5.1

Per share data and financial ratios
Basic and diluted earnings per share	$0.20	$(0.10)	$0.10
Return on average shareholders’ equity	10.2%	(4.6)%	5.6%
Core operating return on average shareholders’ equity	6.7%	0.2%	6.9%

	Six Months Ended June 30, 2020
(In millions of U.S. Dollars, except for percentages and per share data)	As previously reported	Adjustments	As amended

Consolidated statements of financial position
Equity:
Warrants	$12.2	$(12.2)	-
Share premium	$154.2	$3.0	$157.2
Retained earnings	$193.3	$3.3	$196.6
Total equity	$366.3	$(5.9)	$360.4

Liabilities:
Derivative financial liability	-	$5.9	$5.9
Total liabilities	$800.9	$5.9	$806.8

Consolidated statement of income
Change in fair value of derivative financial liability	-	$3.3	$3.3
Profit before tax	$11.6	$3.3	$14.9
Profit for the period	$11.2	$3.3	$14.5

Per share data and financial ratios
Basic and diluted earnings per share	$0.26	$0.07	$0.33
Book value per share	$8.06	$(0.13)	$7.93
Return on average shareholders’ equity	6.6%	2.0%	8.6%
Core operating return on average shareholders’ equity	14.0%	0.1%	14.1%

	Quarter Ended June 30, 2020
(In millions of U.S. Dollars, except for percentages and per share data)	As previously reported	Adjustments	As amended

Consolidated statement of income
Change in fair value of derivative financial liability	-	$1.4	$1.4
Profit before tax	$13.0	$1.4	$14.4
Profit for the period	$12.0	$1.4	$13.4

Per share data and financial ratios
Basic and diluted earnings per share	$0.25	$0.03	$0.28
Return on average shareholders’ equity	13.5%	1.9%	15.4%
Core operating return on average shareholders’ equity	11.6%	0.2%	11.8%

	Three Months Ended March 31, 2020
(In millions of U.S. Dollars, except for percentages and per share data)	As previously reported	Adjustments	As amended

Consolidated statements of financial position
Equity:
Warrants	$12.2	$(12.2)	-
Share premium	$151.8	$3.0	$154.8
Retained earnings	$181.3	$1.9	$183.2
Total equity	$344.0	$(7.3)	$336.7

Liabilities:
Derivative financial liability	-	$7.3	$7.3
Total liabilities	$708.5	$7.3	$715.8

Consolidated statement of income
Change in fair value of derivative financial liability	-	$1.9	$1.9
Profit before tax	$(1.5)	$1.9	$0.4
Profit for the period	$(0.9)	$1.9	$1.0

Per share data and financial ratios
Basic and diluted earnings per share	$(0.02)	$0.05	$0.03
Book value per share	$7.57	$(0.16)	$7.41
Return on average shareholders’ equity	(1.0)%	2.4%	1.4%
Core operating return on average shareholders’ equity	16.4%	0.2%	16.6%

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, surety, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Labuan and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This Form 6-K contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this Form 6-K may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic; (6) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (7) other risks and uncertainties indicated in IGI’s annual report on Form 20-F for the year ended December 31, 2020, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

Date: October 19, 2021	By:	/s/ Pervez Rizvi
		Name:	Pervez Rizvi
		Title:	Chief Financial Officer